Exhibit (a)(1)(F)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

Great Wolf Resorts, Inc.

at

$5.00 NET PER SHARE

by

K-9 Acquisition, Inc.

a wholly-owned subsidiary of

K-9 Holdings, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., NEW YORK CITY TIME,

ON TUESDAY, APRIL 10, 2012 UNLESS THE OFFER IS EXTENDED.

March     , 2012

To Our Clients:

Enclosed for your consideration is the Offer to Purchase dated March 13, 2012 (the “Offer to Purchase”) and a related Letter of Transmittal for Shares (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) in connection with the offer by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”) to purchase all outstanding shares of common stock (including restricted shares), par value $0.01 per share (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated March 12, 2012, between Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company, at a purchase price of $5.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal for Shares enclosed herewith.

The Offer is being made for shares of Common Stock and any associated Rights. In order to be valid, any tender of shares of Common Stock must include a tender of any and all Rights associated with such shares of Common Stock. To the extent Rights have been distributed prior to the date a stockholder tenders shares of Common Stock, holders of shares of Common Stock will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender. If separate certificates representing Rights are distributed to the Company’s stockholders as a result of the occurrence of a Triggering Event (as defined in Section 11 – “The Merger Agreement and Other Agreements” of the Offer to Purchase), a tender of shares of Common Stock would need to be accompanied by a simultaneous tender of the certificates representing the related Rights. However, stockholders that tender their shares of Common Stock prior to the time Rights have been distributed will be deemed to tender any Rights subsequently issued in respect of such tendered shares of Common Stock.

We or our nominees are the holder of record of Shares for your account. A tender of such Shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal for Shares is furnished to you for your information only and cannot be used by you to tender Shares held by us for your account.

We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase. Your attention is directed to the following:

1.	The offer price is $5.00 per Share, net to you in cash, without interest and subject to deductions for any required withholding of taxes.

2.	The Offer is being made for all outstanding Shares.

3.	The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012 (the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Merger Agreement provides, among other things, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Delaware General Corporation Law (“DGCL”), that the Offeror will be merged with and into the Company (the “Merger”) with the Company continuing as the surviving corporation, wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by Parent, the Offeror or the Company, or any direct or indirect wholly-owned subsidiary of the Company or any other subsidiary of Parent, all of which will be cancelled, and other than shares of Common Stock that are held by stockholders, if any, who properly perfect their dissenters’ rights under the DGCL), will be cancelled and converted into the right to receive the Offer Price, without interest and subject to deduction for any applicable withholding taxes. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. See Section 11 – “The Merger Agreement and Other Agreements” – of the Offer to Purchase.

4.	The board of directors of the Company (the “Company Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement, including the Offer, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement, (iii) directed that the adoption of the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company, and (iv) resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, tender their Common Shares into the Offer and, to the extent required by applicable law, vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby including the Merger and the Offer, in each case on the terms and subject to the conditions of the Merger Agreement.

5.

The Offer and withdrawal rights will expire at 9:00 a.m., New York City time, on April 10, 2012, unless the Offer is extended (the latest time and date on which the Offer expires, as it may be extended by the Offeror in accordance with the Merger Agreement, the “Expiration Time”). Previously tendered Shares may be withdrawn at any time prior to the Expiration Time and, if we have not made payment for your Shares by May 12, 2012, you may withdraw them at any time until payment is made. In accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (“SEC”), the Offeror may, and in certain instances is required to, extend the Offer at any time and from time to time. Under the terms of the Merger Agreement, without the consent of the Company (but in each case, in accordance with the terms of the Offer and the Merger Agreement, and subject to the applicable rules and regulations of the SEC): (i) the Offeror must extend the Offer for a period of between five and ten business days (the length of such period to be determined in the Offeror’s sole discretion, subject to applicable law) if, at any scheduled expiration of the Offer, any of the conditions to the Offeror’s obligation to accept the Shares for payment has not been satisfied or waived (in accordance with the Merger Agreement); provided that the Offeror is not permitted to extend the Offer beyond July 10, 2012 (the “Termination Date”); (ii) the Offeror must extend the Offer for the minimum period required by any rule, regulation or interpretation of the SEC, or the staff thereof, applicable to the Offer; provided that the Offeror is not permitted to extend the Offer beyond Termination Date; and (iii) to the extent the Holding Partnership COC Offer (as defined in the Introduction to the Offer to Purchase) has not been terminated and the Delaying Condition (as defined in Section 14 – “Certain Conditions to the Offer” – of the Offer to Purchase) shall not have been satisfied or waived, the Offeror must extend the Offer such that the new Expiration Time for the Offer is the same as the scheduled expiration time for the Holding Partnership COC Offer;

provided that in this case the Offeror is not permitted to extend the Offer beyond the date that is five business days prior to the Termination Date. In addition, under the terms of the Merger Agreement, without the consent of the Company: (i) regardless of whether the other conditions to the Offer have been satisfied, the Offeror may extend the Offer for a period of up to ten business days if the Company receives certain alternative acquisition proposals or takes certain actions in support of an alternative transaction; and (ii) to the extent the Holding Partnership COC Offer has not been terminated and the issuers of the First Mortgage Notes (as defined in the Introduction to the Offer to Purchase) have not received the Required Notes Consent (as defined in the Introduction to the Offer to Purchase) and Parent is unable to obtain funds pursuant to the Forward Purchase Commitment Letter (as defined in Section 9 – “Source and Amount of Funds” – of the Offer to Purchase), the Offeror may extend the Offer on one or more occasions for a period of between five and ten business days (the length of such period to be determined in the Offeror’s sole discretion, subject to applicable law), provided that such extension does not extend beyond the Termination Date. As noted above, the Offeror will not be permitted to extend the Offer beyond the Termination Date, and the Offeror may instead terminate the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time or the previously scheduled termination of any subsequent offering period, as applicable, in accordance with the public announcement requirements of Rule 14e-1(d) under the Securities Exchange Act of 1934, as amended. The procedures for guaranteed delivery described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – of the Offer to Purchase may not be used during any subsequent offering period.

6.	The Offeror will pay all stamp transfer taxes applicable to the purchase of Shares by the Offeror pursuant to the Offer, except as otherwise provided in the Letter of Transmittal for Shares.

7.	Tendering stockholders who are registered stockholders or who tender their Shares directly to Computershare will not be obligated to pay any brokerage commissions or fees, solicitation fees, or, except as set forth in the Offer to Purchase and the Letter of Transmittal for Shares, stock transfer taxes on Offeror’s purchase of Shares pursuant to the Offer.

8.	See Section 5 – “Certain United States Federal Income Tax Consequences” – of the Offer to Purchase, which sets forth important information with respect to U.S. federal income tax consequences.

The Offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn prior to the Expiration Time a number of shares of Common Stock that represents at least a majority of the then outstanding shares of Common Stock on a fully diluted basis on the date of purchase. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 14 of the Offer to Purchase – “Certain Conditions of the Offer” – which set forth in full the conditions to the Offer.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by the Dealer Manager (as defined in the Offer to Purchase) or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

If you wish to have us tender any or all of your Shares, please so instruct us by completing, executing and returning to us the instruction form contained in this letter. An envelope to return your instructions to us is also enclosed. If you authorize the tender of your Shares, all such Shares will be tendered unless otherwise specified in this letter. Your instructions should be forwarded to us in ample time to permit us to submit a tender on your behalf prior to the Expiration Time.

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

Great Wolf Resorts, Inc.

at

$5.00 NET PER SHARE

by

K-9 Acquisition, Inc.

a wholly owned subsidiary of

K-9 Holdings, Inc.

The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase dated March 13, 2012 and the related Letter of Transmittal for Shares in connection with the offer by K-9 Acquisition, Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”) to purchase all outstanding shares of common stock (including restricted shares), par value $0.01 per share, (the “Common Stock”) and any associated rights (the “Rights”), issued pursuant to the Rights Agreement, dated March 12, 2012, between Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”) of the Company, at a purchase price of $5.00 per Share, net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the Letter of Transmittal for Shares enclosed herewith.

This will instruct you to tender to the Offeror the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal for Shares.

SIGN HERE
Account No.:

Dated: , 2012	Signature(s)

Number of Shares to be Tendered:

Shares*

Print Name(s) and Address(es)

Area Code and Telephone Number(s)

Taxpayer Identification or Social Security Number(s)

*	Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.

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